Exhibit 99.1

Nabriva Therapeutics Announces Exercise of Over-Allotment Option

Vienna, Austria / King of Prussia, PA, September 30, 2015 (NASDAQ: NBRV) – Nabriva Therapeutics AG announced today that the underwriters of its initial public offering have exercised in full their over-allotment option to purchase an additional 1,350,000 American Depositary Shares (ADSs), representing 135,000 of Nabriva’s common shares, at the initial public offering price of $10.25 per ADS, less underwriting discounts. All of the ADSs in the offering were sold by Nabriva. After the over-allotment closing, the total number of ADSs sold by Nabriva in its initial public offering increased to 10,350,000 ADSs, which resulted in gross proceeds of approximately $106.1 million and net proceeds of approximately $92.2 million, after deducting underwriting discounts and estimated offering expenses.

Leerink Partners LLC and RBC Capital Markets, LLC acted as joint book-running managers for the offering. Needham & Company, LLC and Wedbush PacGrow acted as co-managers.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on September 17, 2015. Copies of the final prospectus relating to this offering may be obtained from: Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by email at syndicate@leerink.com, or by phone at (800) 808-7525, ext. 6124, or RBC Capital Markets, LLC, Attention: Equity Syndicate Department, 200 Vesey Street, 8th Floor, New York, NY 10281, or by email at equityprospectus@rbccm.com, or by phone at (877) 822-4089.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of any such state or jurisdiction.

About Nabriva Therapeutics AG

Nabriva is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. Nabriva is developing its lead product candidate, lefamulin, to be the first pleuromutilin antibiotic available for systemic administration in humans.

Contact:

Ralf Schmid

Nabriva Therapeutics AG

Ralf.Schmid@nabriva.com